Exhibit 99.(h)(38)

Brookfield Investment Funds

AMENDED AND RESTATED

OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 24th day of January, 2024, by and between Brookfield Investment Funds, a Delaware statutory trust (the “Trust”), on behalf of the Oaktree Emerging Markets Equity Fund (the “Fund”), and each of the Fund’s classes of shares (each, a “Class”) listed on Appendix A, and the Fund’s investment adviser, Oaktree Fund Advisors, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of the Investment Advisory Agreement between the Fund and the Adviser, dated as of the 3rd day of June, 2021 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Operating Expenses for each Class (as that term is defined in paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust desires to allow the Adviser to implement those limits on behalf of each Class;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Operating Expenses for each Class of the Fund to an annual rate, expressed as a percentage of the average annual net assets of each of the Fund’s respective Classes to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a particular Class of the Fund, as accrued each month, exceeds its Annual Limits, the Adviser will pay to the Fund, on behalf of that Class, on a monthly basis, the excess expense within a reasonable time after being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each Class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, the Adviser’s administration fee detailed in the Administration Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement made in the prior three fiscal years. The Fund agrees to repay the Adviser, out of assets belonging to the Fund, any Fund Operating Expenses in excess of the Annual Limits paid, reimbursed or otherwise absorbed by the Adviser, during the term of this Agreement, provided that the Fund may only make repayments to the Adviser if such repayment does not cause the Fund Operating Expenses (after the repayment if taken into account) to exceed both: (1) the Annual Limits in place at the time such amounts were reimbursed or otherwise absorbed by the Adviser; and (2) the Fund’s current Annual Limits.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. The Adviser may by notice in writing to the Trust terminate, in whole or in part, its obligation under Section 1 to reduce its fees and bear expenses with respect to the Fund in any period following the date specified in such notice (or change the percentage specified on Appendix A with respect to any Class of shares of the Fund), provided however that this Agreement may not be terminated by the Adviser, nor may it be amended to increase the Annual Limits set forth in Appendix A, for a period of no less than one year from the effective date of the Fund’s registration statement, and may not be terminated by the Fund or the Adviser before such time. Thereafter, the Agreement may only be terminated or amended to increase the Annual Limits as of April 30th of each calendar year (April 29th in a leap year), provided that in the case of a termination by the Adviser, the Adviser provide the Board of Trustees with written notice of its intention to terminate the Agreement prior to the expiration of its then current term. This Agreement will automatically terminate, with respect to each Class of the Fund, if the Investment Advisory Agreement of the Fund is terminated, with such termination effective upon the effective date of such Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

Brookfield Investment Funds on behalf of the Fund’s Classes listed on Appendix A		Oaktree fund advisors, llc

By:	/s/ Brian F. Hurley	By:	/s/ Ting He
Name:	Brian F. Hurley	Name:	Ting He
Title:	President	Title:	Senior Vice President

		By:	/s/ Brian Price
		Name:	Brian Price
		Title:	Managing Director

APPENDIX A

Fund	Operating Expense Limit
Oaktree Emerging Markets Equity Fund
Class A	1.20%
Class C	1.95%
Class I	0.95%